Exhibit 3



                          [Furman Selz LLC Letterhead]



                                             June 5, 1996




Board of Directors
Neolens, Inc.
18963 N.E. Fourth Court
Miami, Florida  33179

Gentlemen:

     We understand that Sola International, Inc. ("Sola") and Neolens, Inc. (the "Company") have entered into an Agreement and Plan of Merger, dated as of May 28, 1996 (the "Merger Agreement"). The total consideration to be paid in cash to the common stockholders and the holders of Series A and B preferred stock of the Company, after the repayment of indebtedness, payment of the employee severance expenses, and the purchase of various other of its equity securities, will be $1.14 per common share, $25.20 per Series A preferred share and $41.09 per Series B preferred share (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Merger Agreement.

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock and the Series A and B preferred stock of the Company, of the consideration to be paid by Sola in the Proposed Transaction.

     The Company is aware that Furman Selz has from time to time provided investment banking services to AEA Investors, Inc. ("AEA") and its portfolio companies. Currently AEA owns less than 3% of the common stock of Sola. Prior to the March 1995 Sola initial public offering, AEA and its senior management owned all of the voting common stock of Sola's former corporate parent.

     In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

     (i)  The Agreement and Plan of Merger dated May 28, 1996;














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Neolens, Inc.
June 5, 1996
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     (ii) The Company's financial and operating information for the three year period ended October 31, 1995 as well as certain interim financial and operating information;

     (iii) Financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the management of the Company;

     (iv) The terms of certain outstanding warrants, preferred stock, stock option plans and other equity related instruments;

     (v) A comparison of the financial positions and operating results of the Company with those of publicly traded companies that Furman Selz deemed relevant; and

     (vi) A comparison of certain financial terms of the Proposed Transaction to certain financial terms of selected business combinations that Furman Selz deemed relevant.

     We have also met with certain officers and employees of the Company concerning its business and operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have visited but have not conducted a physical inspection of certain properties and facilities of the Company, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities. We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion and have not attempted independently to verify such information. In addition, we have assumed that the projections provided to Furman Selz by the Company represent the best current judgment of the Company management as to the future financial condition and results of operations of the Company, and have assumed that the projections have been reasonably prepared based on such current judgment. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof.

     We were not asked to, and did not, participate in any negotiations with the Company with respect to the Proposed Transaction or the structuring of the Proposed Transaction, nor did we evaluate potential alternative transactions. The management of the Company has instructed us to provide this opinion on that basis.


     It is understood that this letter is solely for the benefit and use of the Board of Directors and the holders of the common stock and the Series A and B preferred stock of the Company in their consideration of the Proposed Transaction. This letter does not constitute a recommendation to any holder of common stock or the Series A and B preferred stock of the








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Neolens, Inc.
June 5, 1996
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Company as to whether to tender their shares and accept the proposed consideration. This letter may be included in its entirety in any proxy or information statement, offer to purchase or Schedule 14D-9 or Schedule 13E-3 with respect to the Proposed Transaction, but it may not be reproduced, summarized, excerpted from or otherwise referred to or made available to third parties without our prior written consent, except as otherwise required by law.


     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the consideration to be paid by Sola in the Proposed Transaction is fair, from a financial point of view, to the holders of the common stock, and the Series A and B preferred stock of the Company.

                                   Very truly yours,



                                   FURMAN SELZ LLC